UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 0-14488

SEITEL, INC.

(Exact name of registrant as specified in its charter)

10811 S. Westview Circle

Building C, Ste. 100

Houston, Texas

(713) 881-8900

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

COMMON STOCK OF SEITEL, INC., PAR VALUE $.01, CUSIP NO. 816074306, CANCELLED IN

CONNECTION WITH SEITEL INC.’S EMERGENCE FROM BANKRUPTCY ON JULY 2, 2004

(Title of each class of securities covered by this Form)

COMMON STOCK OF SEITEL, INC., PAR VALUE $.01, CUSIP NO. 816074405, ISSUED IN CONNECTION WITH SEITEL INC.’S EMERGENCE FROM BANKRUPTCY ON JULY 2, 2004 AND REGISTERED BY SEITEL, INC. ON FORM 8-A FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 28, 2004

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☐

Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐

Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐

Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐

		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 0

Pursuant to the requirements of the Securities Exchange Act of 1934, Seitel, Inc., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Dated: July 2, 2004	SEITEL, INC.

	By:	/s/ RANDALL D. STILLEY
Name: Randall D. Stilley
Title: Chief Executive Officer and President